As filed with the Securities and Exchange Commission on January 30, 2004

     Registration No. 333-109683

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT
Under
The Securities Act of 1933
INFORMATICA CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation)	77-0333710 (I.R.S. Employer Identification No.)

2100 Seaport Boulevard
Redwood City, California 94063
(650) 385-5000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gaurav Dhillon
President and Chief Executive Officer
Informatica Corporation
2100 Seaport Boulevard
Redwood City, California 94063
(650) 385-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Mark A. Bertelsen, Esq.
Jose F. Macias, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
(Subject to completion, dated January 30, 2004)

3,189,839 Shares

INFORMATICA CORPORATION

Common Stock

     This prospectus is part of a registration statement that we filed with the SEC using the “shelf” registration process. It relates to the public offering, which is not being underwritten, of 3,189,839 shares of our common stock that are held by some of our current stockholders. We issued such shares to these selling stockholders in connection with our acquisition of the outstanding capital stock of Striva Corporation in September 2003.

     The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 20. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

     Our common stock is listed on the Nasdaq National Market under the symbol “INFA.” On January 29, 2004, the last sale price of our common stock was $10.04 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

     The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholders in the distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. We and the selling stockholders have agreed to certain indemnification arrangements. See “Plan of Distribution” on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                 , 2004

THE COMPANY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SIGNATURES
EXHIBIT INDEX
EXHIBIT 5.1
EXHIBIT 23.2

3

THE COMPANY

     We are a leading provider of data integration and business intelligence software that helps our customers leverage, integrate and transform enterprise data into timely, accurate business insight for improving business performance, enhancing revenue and meeting regulatory compliance. Using our products, business users and IT staff are more productive in their tasks. Business users gain valuable insight so they can help improve business performance, increase customer satisfaction and enhance competitive advantage. Senior IT personnel are equipped with infrastructure that can help them deploy data integration projects and business intelligence solutions faster, cheaper and with less risk than several other alternatives in the market.

     Over the last two decades, companies have made significant investments in a variety of transactional applications, such as Enterprise Resource Planning, or ERP, Customer Relationship Management, or CRM, and Supply Chain Management, or SCM, software to automate specific business functions, including general ledger, human resources, customer relationships and supply chain. The ultimate goal of deploying these applications is to make businesses more efficient through automation. However, these transactional applications generate massive volumes of information in disparate software systems that typically do not talk to each other or share data. Organizations are now finding that the strategic value of information technology goes beyond process automation. Companies are realizing the need to have a unified and complete view of all of the information about their customers, suppliers and operations in order to make better business decisions. When armed with a complete view of their business, decision makers can use that information to collaborate internally or externally with one’s customers, suppliers and partners to improve performance and productivity.

     We address this need with our unified data integration and business intelligence software solution. Our products are designed to integrate data from the enterprise’s various systems for the delivery of insight to business users across the entire organization, helping them to make better decisions—ultimately turning information into competitive advantage. Our data integration platform handles a broad range of enterprise-wide integration projects, both operational and analytical, including: data warehousing, data synchronization, data migration, legacy conversion, business activity monitoring, and information hubs. Our business intelligence platform provides easy-to-use, broadly deployable dashboards, scorecards and intuitive guided analysis for all business users to better manage the performance of their organization. When combined, our data integration and business intelligence software enables and accelerates data integration and business intelligence initiatives, allowing enterprises to improve strategic aspects of their business performance, including direct and indirect sales, marketing, customer service, operations, finance, human resources, procurement, manufacturing, and supply chain.

     We recently acquired Striva Corporation, a provider of mainframe integration solutions with whom we have had an OEM relationship for over two years. Striva’s patented technology, which includes mainframe solutions for high-speed bulk data movement and real-time change capture can help companies more effectively access the vast amounts of enterprise data on mainframes for mission-critical business decisions. The acquisition of Striva will permit us to fully incorporate Striva’s patented hi-speed mainframe data movement technology into our existing software products. We expect this combination to allow us to extend the reach of our enterprise data integration and business intelligence products in order to meet the growing customer demand for mainframe data integration across transactional, operational and analytical systems.

     We paid $58.5 million to acquire Striva, consisting of $30.7 million in cash and 3,189,839 shares of our common stock valued at $27.8 million, to acquire all of the outstanding common and preferred shares of Striva. In addition, we assumed all of Striva’s outstanding stock options which became options to purchase 345,220 shares of our common stock. Of the cash and shares issued as part of the merger, approximately $5,116,878 and 531,750 shares were placed into an escrow account to provide indemnity for certain losses we may incur in connection with the acquisition of Striva.

     We believe our products provide our customers with the following primary benefits:

•	integrating and consolidating information from a wide range of business functions and disparate data sources into a single view of enterprise information;

•	providing the capability to consolidate information from any database source to enable easier access to business information, which will allow for more effective decision making;

•	simplifying data management and improving data integrity and auditability;

•	providing scalability and performance for broad deployment inside and outside the enterprise; and

•	broadly deploying personalized, Web-based business intelligence to information workers across the enterprise.

     We have customers in a wide variety of industries ranging from high technology to manufacturing, and from financial services to telecommunications. We also maintain relationships with a variety of strategic partners to jointly develop, market, sell and/ or implement our software products. For example, the following U.S.-based global technology partners generated over $250,000 in license and services revenue for us in 2003: Accenture, Cap Gemini Ernst & Young, EDS, Hewlett-Packard, IBM, i2 Technologies, PeopleSoft, Siebel Systems, Sybase and Turadata Division of NCR Corporation. We market and sell our software and services through our direct sales force in the United States as well as Belgium, Canada, France, Germany, the Netherlands, Switzerland and the United Kingdom. We also have relationships with distributors in various regions, including Asia-Pacific, Australia, Europe, Japan and Latin America, who sublicense our products and provide service and support within their territories. More than 25 independent software vendors, including several of our strategic partners, have licensed our technology for inclusion in their products.

     We began selling our first products in 1996. To date, substantially all of our revenues have been derived from our data integration products such as PowerCenter, PowerMart, PowerConnect and related services, and to a much lesser extent, our analytic application suites, data warehouse modules, business intelligence products and related services. We have incurred significant net losses since our inception, including net losses of $15.6 million, $45.0 million and $13.5 million in 2002, 2001 and 2000, respectively. As of December 31, 2002, we had an accumulated deficit of $98.0 million. Although we were profitable in 2003, we may not consistently achieve profitability in the future. See “Risk Factors — We have a limited operating history and a history of losses, which makes it difficult to evaluate our operations, products and prospects for the future.”

     Our corporate headquarters are located at 2100 Seaport Boulevard, Redwood City, California 94063, and our telephone number at that location is (650) 385-5000. We can also be reached at our Web site at www.informatica.com; however the information in, or that can be accessed through, our Web site is not part of this report. We were incorporated in California in February 1993 and reincorporated in Delaware in April 1999.

RISK FACTORS

     Investors should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this Form S-3, including our consolidated financial statements and related notes.

We have experienced and could continue to experience fluctuations in our quarterly operating results, especially the amount of license revenue we recognize each quarter, and such fluctuations have caused and could continue to cause our stock price to decline.

     Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations have caused our stock price to experience declines in the past and could cause our stock price to significantly fluctuate or experience declines in the future. One of the reasons why our operating results have fluctuated is the fact that our license revenues are not predictable with any significant degree of certainty and are vulnerable to short-term shifts in customer demand. For example, we have experienced customer order deferrals in anticipation of future new product introductions or product enhancements, as well as the particular budgeting and purchase cycles of our customers. By comparison, our short-term expenses are relatively fixed and based in part on our expectations of future revenues.

     Moreover, we do not have a substantial backlog of orders. Therefore, our license revenues generally reflect orders shipped in the same quarter they are received, and as a result, we do not have significant visibility of expected results for future quarters. Finally, we have recognized a substantial portion of our license revenues in the last month of each quarter, and more recently, in the last few weeks of each quarter. As a result, we cannot predict the adverse impact caused by cancellations or delays in orders until the end of each quarter.

     Due to the difficulty we experience in predicting our quarterly license revenues, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Furthermore, our future operating results could fail to meet the expectations of stock analysts and investors. If this happens, the price of our common stock could fall.

We recently ceased direct sales of our analytic application suites and data warehouse modules which could adversely impact the market acceptance of our continuing products if our customers perceive this change as an indication of operational instability within our company.

     In order to focus on the development and sale of our data integration and business intelligence products, we ceased direct sales of our analytic application suites and data warehouse modules in July 2003, although we have made this packaged analytic content available to our indirect channel partners. As a result of this product transition, we face a number of significant risks related to our remaining product lines and our customers’ perception of the operational strength of our company, including the following:

•	customers may be confused by the change in our product offerings and may delay or defer purchases until they are convinced of our continuing commitment to our remaining product lines;

•	existing customers may disagree with our change in product direction and be less likely to purchase additional products in the future;

•	existing customers of our analytic application suites and data warehouse modules may not renew their support services agreements, which may reduce our future maintenance revenues and maintenance renewal rates;

•	we will need to spend time and resources to refocus our sales and marketing efforts on our data integration and business intelligence software products;

•	we may experience difficulties in managing the transition of this packaged analytic content to our indirect channel partners; and

•	our overall reputation in the marketplace may be impaired as a result of these changes in our product offerings.

     The failure to successfully manage the risks described above could result in reduced maintenance revenues, slower sales of our continuing products and longer sales cycles, all of which would adversely affect our results of operations, which could cause the price of our common stock to decline.

If we are unable to accurately forecast revenues, we may fail to meet stock analysts and investors’ expectations of our quarterly operating results, which could cause our stock price to decline.

     We use a “pipeline” system, a common industry practice, to forecast sales and trends in our business. Our sales personnel monitor the status of all proposals, including the date when they estimate that a customer will make a purchase decision and the potential dollar amount of the sale. We aggregate these estimates periodically in order to generate a sales pipeline. We compare the pipeline at various points in time to look for trends in our business. While this pipeline analysis may provide us with some guidance in business planning and budgeting, these pipeline estimates are necessarily speculative and may not consistently correlate to revenues in a particular quarter or over a longer period of time. In addition, our current sales pipeline may contain forecasted opportunities for our analytic application suites or our data warehouse modules that will be transitioned to our systems integration and software application partners, which may impact: (1) our ability to convert the sales pipeline into license revenues; and (2) the amount of license revenues generated from the sales pipeline. Additionally, because we have historically recognized a substantial portion of our license revenues in the last month of each quarter, and more recently, in the last few weeks of each quarter, we may not be able to adjust our cost structure in a timely manner in response to variations in the conversion of the sales pipeline into license revenues. Any change in the conversion of the pipeline into customer sales or in the pipeline itself could cause us to improperly budget for future expenses that are in line with our expected future revenues, which would adversely affect our operating margins and results of operations and could cause the price of our common stock to decline.

We have experienced a reduced sales pipeline and pipeline conversion rate, which has adversely affected the growth of our company and the price of our common stock.

     In 2002, we experienced a reduced conversion rate of our overall license pipeline, primarily as a result of the general economic slowdown which caused the amount of customer purchases to be reduced, deferred or cancelled. In the first half of 2003, we continued to experience a decrease in our sales pipeline as well as our pipeline conversion rate, primarily as a result of the negative impact of the war in Iraq on the capital spending budgets of our customers, as well as the continued general economic slowdown. Although the U.S. economy improved in the third quarter of 2003, we have not experienced an increased sales pipeline or an improved pipeline conversion rate. If we are unable to increase the size of our sales pipeline and our pipeline conversion rate, our results of operations could fail to meet the expectations of stock analysts and investors, which could cause the price of our common stock to decline.

If we do not compete effectively with companies selling data integration and business intelligence products, our revenues may not grow and could decline.

     The market for our products is highly competitive, quickly evolving and subject to rapidly changing technology. We compete principally against providers of integration software products. Such competitors include Ascential Software, Embarcadero Technologies, Group 1 Software, Sagent Technologies and certain privately-held companies. In addition, we compete against business intelligence vendors that currently offer, or may develop, products with functionalities that compete with our products, such as Brio Technology, Business Objects, Cognos, Hyperion Solutions, Microstrategy and certain privately-held companies. We also compete against certain database and enterprise application vendors, which offer products that typically operate specifically with these competitors’ proprietary databases. Such potential competitors include IBM, Microsoft, Oracle, PeopleSoft, SAP and Siebel Systems.

     Many of these competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive. We believe we currently compete more on the basis of our products’ functionality than on the basis of price. If our competitors develop products with similar or superior functionality, we may have difficulty competing on the basis of price.

     Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, thereby increasing the ability of their products to address the needs of our prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with our current or future strategic partners, thereby limiting our ability to sell products through these channels. Additionally, if any of our current or potential competitors consolidate their operations, and as a result provide a broader suite of software products or solutions, our ability to market and sell our software products could be impaired. Competitive pressures could reduce our market share or require us to reduce our prices, either of which could harm our business, results of operations and financial condition.

We may not successfully integrate Striva’s technology, employees or business operations with our own. As a result, we may not achieve the anticipated benefits of our acquisition, which could adversely affect our operating results and cause the price of our common stock to decline.

     In September 2003, we acquired Striva Corporation, a provider of mainframe data integration solutions. The successful integration of Striva’s technology, employees and business operations will place an additional burden on our management and infrastructure. This acquisition, and any others we may make in the future, will subject us to a number of risks, including:

•	the failure to capture the value of the business we acquired, including the loss of any key personnel, customers and business relationships;

•	the potential disruption and distraction to our ongoing business of assimilating and integrating the technology, employees and business operations of Striva or any other companies we may acquire in the future;

•	the incremental expense associated with maintaining a system of uniform standards, controls, procedures, employees and clients for the combined company;

•	the risk that, following the integration of Striva’s technology with our own, our combined product offerings could experience product malfunctions;

•	the diversion of resources from the development of our own proprietary technology to the effort of integrating Striva’s technology with our own;

•	any inability to generate revenue from the combined products that offsets the associated acquisition and maintenance costs;

•	the assumption of any contracts or agreements from Striva that contain terms or conditions that are unfavorable to us; and

•	the risk of write-offs for any long-lived asset impairment charges.

     There can be no assurance that we will be successful in overcoming these risks or any other problems encountered in connection with our Striva acquisition or any future acquisitions. To the extent that we are unable to successfully manage these risks, our business, operating results or financial condition could be adversely affected, and the price of our common stock could decline.

We rely on our relationships with our strategic partners. If we do not maintain and strengthen these relationships, our ability to generate revenue and control implementation costs could be adversely affected, which would cause a decline in the price of our common stock.

     We believe that our ability to increase the sales of our products depends in part upon maintaining and strengthening relationships with our strategic partners and any future strategic partners. In addition to our direct sales force, we rely on established relationships with a variety of strategic partners, such as systems integrators, resellers and distributors, for marketing, licensing, implementing and supporting our products in the United States and internationally. We also rely on relationships with strategic technology partners, such as enterprise application providers, database vendors and data quality vendors, for the promotion and implementation of our products. Our strategic partners include Accenture, Bearing Point, Deloitte Consulting, Firstlogic, Hewlett-Packard, i2 Technologies, IBM, Mitsubishi Electric, PeopleSoft, Siebel Systems, Sybase and webMethods.

     Our strategic partners offer products from several different companies, including, in some cases, products that compete with our products. We have limited control, if any, as to whether these strategic partners devote adequate resources to promoting, selling and implementing our products as compared to our competitors’ products.

     We may not be able to maintain our strategic partnerships or attract sufficient additional strategic partners who have the ability to market our products effectively, are qualified to provide timely and cost-effective customer support and service or have the technical expertise and personnel resources necessary to implement our products for our customers. In particular, if our strategic partners do not devote sufficient resources to implement our products, we may incur substantial additional costs associated with hiring and training additional qualified technical personnel to timely implement solutions for our customers. Furthermore, our relationships with our strategic partners may not generate enough revenue to offset the significant resources used to develop these relationships. If we are unable to leverage the strength of our strategic partnerships to generate additional revenue, our revenues and the price of our common stock could decline.

If the current improvement in the U.S. economy does not result in increased sales of our products and services, our operating results would be harmed, and the price of our common stock could decline.

     As our business has grown, we have become increasingly subject to the risks arising from adverse changes in the domestic and global economy. We experienced the adverse effect of the economic slowdown in 2001, 2002 and the first six months of 2003, which resulted in a significant reduction in capital spending by our customers, as well as longer sales cycles, and the deferral or delay of purchases of our products. In addition, the terrorist actions of September 11, 2001 and the recent military actions in Afghanistan and Iraq magnified and prolonged the adverse effects of the economic slowdown. Although the U.S. economy improved in the third quarter of 2003, we have not experienced any resulting increase in our sales pipeline or improvement in our pipeline conversion rate. If the current improvement in the U.S. economy does not result in increased sales of our products and services, our results of operations could fail to meet the expectations of stock analysts and investors, which could cause the price of our common stock to decline. Moreover, if the current economic conditions in Europe and Asia do not improve or if there is an escalation in regional or global conflicts, we may fall short of our revenue expectations for 2004. In addition, we could experience delays in the payment obligations of our reseller customers if they experience weakness in the end-user market, which would increase our credit risk exposure and harm our financial condition.

As a result of our products’ lengthy sales cycle, our expected revenues are susceptible to fluctuations, which could cause us to fail to meet stock analysts and investors’ expectations, resulting in a decline in the price of our common stock.

     Due to the expense, broad functionality and company-wide deployment of our products, our customers’ decision to purchase our products typically requires the approval of their executive decision-makers. In addition, we frequently must educate our potential customers about the full benefits of our products, which also can require significant time. Further, our sales cycle may lengthen as we continue to focus our sales efforts on large corporations. As a result of these factors, the length of time from our initial contact with a customer to the customer’s decision to purchase our products typically ranges from three to nine months. We are subject to a number of significant risks as a result of our lengthy sales cycle, including:

•	our customers’ budgetary constraints and internal acceptance review procedures;

•	the timing of our customers’ budget cycles;

•	the seasonality of technology purchases, which historically has resulted in stronger sales of our products in the fourth quarter of the year, especially when compared to lighter sales in the first quarter of the year;

•	our customers’ concerns about the introduction of our products or new products from our competitors; or

•	potential downturns in general economic or political conditions that could occur during the sales cycle.

     If our sales cycle lengthens unexpectedly, it could adversely affect the timing of our revenues or increase costs, which may independently cause fluctuations in our revenue and results of operations. Finally, if we are unsuccessful in closing sales of our products after spending significant funds and management resources, our operating margins and results of operations could be adversely impacted.

If the market in which we sell our products and services does not grow as we anticipate, we may not be able to increase our revenues at an acceptable rate of growth, and the price of our common stock could decline.

     The market for software products that enable more effective business decision-making by helping companies aggregate and utilize data stored throughout an organization, is relatively new and still emerging. Substantially all of our revenues are attributable to the sale of products and services in this market. Our potential customers may:

•	not fully value the benefits of using our products;

•	not achieve favorable results using our products;

•	experience technical difficulties in implementing our products; or

•	use alternative methods to solve the problems addressed by our products.

If this market does not grow as we anticipate, we would not be able to sell as much of our software products and services as we currently expect, which could result in a decline in the price of our common stock.

We rely on the sale of a limited number of products, and if these products do not achieve broad market acceptance, our revenues would be adversely affected.

     To date, substantially all of our revenues have been derived from our data integration products such as PowerCenter, PowerMart, PowerConnect and related services, and to a lesser extent, our analytic application suites, data warehouse modules, business intelligence products and related services. Since we recently ceased direct sales of our analytic application suites and data warehouse modules, we expect sales of our data integration and business intelligence software and related services to comprise substantially all of our revenues for the foreseeable future. If any of these products do not achieve market acceptance, our revenues and stock price could decrease. In particular, with the completion of our Striva acquisition, we will begin selling and marketing Striva’s technology as part of our complete product offering. Market acceptance for Striva’s products, as well as our current products, could be affected if, among other things, competition substantially increases in the enterprise analytic software marketplace or transactional applications suppliers integrate their products to such a degree that the utility of the data integration functionality that our products provide is minimized or rendered unnecessary.

We may not be able to successfully manage the growth of our business if we are unable to improve our internal systems, processes and controls.

     We need to continue to improve our internal systems, processes and controls to effectively manage our operations and growth. We may not be able to successfully implement improvements to these systems, processes and controls in an efficient or timely manner, and we may discover deficiencies in existing systems, processes and controls. We have licensed technology from third parties to help us accomplish this objective. We may experience difficulties in managing improvements to our systems, processes and controls or in connection with third-party software, which could disrupt existing customer relationships, causing us to lose customers, limit us to smaller deployments of our products or increase our technical support costs.

The loss of our key personnel or the inability to attract and retain additional personnel could adversely affect our ability to grow our company successfully.

     We believe our success depends upon our ability to attract and retain highly skilled personnel and key members of our management team. We currently do not have any key-man life insurance relating to our key personnel, and their employment is at-will and not subject to employment contracts. We may not be successful in attracting, assimilating and retaining key personnel in the future, which could adversely affect our ability to grow our company successfully.

The price of our common stock fluctuates as a result of factors other than our operating results, such as the actions of our competitors and securities analysts, as well as developments in our industry and changes in accounting rules.

     The market price for our common stock has experienced significant fluctuations and may continue to fluctuate significantly. The market price for our common stock may be affected by a number of factors other than our operating results, including:

•	the announcement of new products or product enhancements by our competitors;

•	quarterly variations in our competitors’ results of operations;

•	changes in earnings estimates and recommendations by securities analysts;

•	developments in our industry; and

•	changes in accounting rules, such as the recording of expenses related to employee stock option grants.

     After periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We and certain of our officers and directors have been named as defendants in a purported class action complaint, which was filed on behalf of certain persons who purchased our common stock between April 29, 1999 and December 6, 2000. Such actions could cause the price of our common stock to decline.

Our ability to obtain, integrate or continue to use third-party technologies may delay our product and service development or require us to obtain alternative technology of inferior quality or at a greater cost, which could adversely impact the market acceptance of our products.

     We license technologies that are developed and maintained by third parties, including applications used in our research and development activities and technologies, which are integrated into our products and services. For example, we have obtained rights from DataDirect Technologies to use their tools to manage communications between our software and the proprietary languages of various third party databases. We depend on the ability of these third parties to enhance their current technologies and to respond to emerging industry standards and other technological changes. If we cannot obtain, integrate or continue to license any of these technologies, we may experience a delay in product and service development until alternative technology can be identified, licensed and integrated. While such a delay would not have a material adverse effect on us, it could adversely impact the market acceptance of our products. Furthermore, alternative technology may be of inferior quality or performance standards or may not continue to be available to us on commercially reasonable terms or at all. Although we believe there are alternatives for the technologies we currently license, and the loss of any of these third-party technologies would not have a material adverse effect on us, any significant interruption in the supply of these technologies could adversely impact our business operations unless and until we can secure an alternative source or develop our own equivalent technology.

If our products are unable to interoperate with hardware and software technologies that are developed and maintained by third parties that are not within our control, our ability to develop and sell our products to our customers could be adversely affected which would result in harm to our business and operating results.

     Our products are designed to interoperate with and provide access to a wide range of third-party developed and maintained hardware and software technologies, which are used by our customers. The future design and development plans of the third parties that maintain these technologies are not within our control and may not be in line with our future product development plans. We may also rely on such third parties to provide us with access to these technologies so that we can properly test and develop our products to interoperate with the third-party technologies. These third parties may in the future refuse or otherwise be unable to provide us with the necessary access to their technologies. In addition, these third parties may decide to design or develop their technologies in a manner that would not be interoperable with our own. If either of these risks occur, we would not be able to continue to market our products as interoperable with such third party hardware and software, which could adversely affect our ability to successfully sell our products to our customers.

We rely on a number of different distribution channels to sell and market our products. Any conflicts that we may experience within these various distribution channels could result in confusion for our customers and a decrease in revenue and operating margins.

     We have a number of relationships with resellers, systems integrators and distributors which assist us in obtaining broad market coverage for our products and services. Although our discount policies, sales commission structure and reseller licensing programs are intended to support each distribution channel with a minimum level of channel conflicts, we may not be able to minimize these channel conflicts in the future. Any channel conflicts that we may experience could result in confusion for our customers and a decrease in revenue and operating margins.

Any significant defect in our products could cause us to lose revenue and expose us to product liability claims.

     The software products we offer are inherently complex and despite extensive testing and quality control, have in the past and may in the future contain errors or defects, especially when first introduced. These defects and errors could cause damage to our reputation, loss of revenue, product returns, order cancellations or lack of market acceptance of our products. We have in the past and may in the future need to issue corrective releases of our software products to fix these defects or errors. For example, we issued corrective releases to fix problems with the version of our PowerMart released in the first quarter of 1998. As a result, we had to allocate significant customer support resources to address these problems.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. However, the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future national, federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims, which could be substantial in light of the use of our products in enterprise-wide environments. In addition, our insurance against product liability may not be adequate to cover a potential claim.

If we are unable to successfully respond to technological advances and evolving industry standards, we could experience a reduction in our future product sales, which would cause our revenues to decline.

     The market for our products is characterized by continuing technological development, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The introduction of products by our direct competitors or others embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete, unmarketable or less competitive. In particular, an industry-wide adoption of uniform open standards across heterogeneous applications could minimize the importance of the integration functionality of our products and materially adversely affect the competitiveness and market acceptance of our products. Our success depends upon our ability to enhance existing products, to respond to changing customer requirements and to develop and introduce in a timely manner new products that keep pace with technological and competitive developments and emerging industry standards. We have in the past experienced delays in releasing new products and product enhancements and may experience similar delays in the future. As a result, in the past, some of our customers deferred purchasing our products until the next upgrade was released. Future delays or problems in the installation or implementation of our new releases may cause customers to forego purchases of our products and purchase those of our competitors instead. Additionally, even if we are able to develop new products and product enhancements, we cannot assure you that they will achieve market acceptance.

We recognize revenue from specific customers at the time we receive payment for our products, and if these customers do not make timely payment, our revenues could decrease.

     Based on limited credit history, we recognize revenue from direct end users, resellers, distributors and OEMs which have not been deemed credit-worthy at the time we receive payment for our products, rather than at the time of sale. If these customers do not make timely payment for our products, our revenues could decrease. If our revenues decrease, the price of our common stock may fall.

We have a limited operating history and a history of losses, which makes it difficult to evaluate our operations, products and prospects for the future.

     We were incorporated in 1993 and began selling our products in 1996; therefore, we have a limited operating history upon which investors can evaluate our operations, products and prospects. Since our inception, we have incurred significant net losses, including losses of $15.6 million, $45.0 million and $13.5 million in the fiscal years ended 2002, 2001 and 2000, respectively. We cannot assure you that we will be able to achieve profitability in the future. However, if we are unable to achieve profitability, we may fail to meet the expectations of stock analysts and investors, and the price of our common stock may fall.

Our international operations expose us to greater intellectual property, collections, exchange rate fluctuations, regulatory and other risks, which could limit our future growth.

     We have significant operations outside the United States, including software development centers in India, the Netherlands and the United Kingdom, sales offices in Belgium, Canada, France, Germany, the Netherlands, Switzerland and the United Kingdom, and customer support centers in the Netherlands and the United Kingdom. Our international operations face numerous risks. For example, in order to sell our products in certain foreign countries, our products must be localized, that is, customized to meet local user needs. Developing local versions of our products for foreign markets is difficult, requires us to incur additional expenses and can take longer than we anticipate. We currently have limited experience in localizing products and in testing whether these localized products will be accepted in the targeted countries. We cannot assure you that our localization efforts will be successful.

     In addition, we have only a limited history of marketing, selling and supporting our products and services internationally. As a result, we must hire and train experienced personnel to staff and manage our foreign operations. However, we may experience difficulties in recruiting, training, and managing an international staff.

     We must also be able to enter into strategic distributor relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited.

     Our software development centers in India, the Netherlands and the United Kingdom also subject our business to certain risks, including:

•	greater difficulty in protecting our ownership rights to intellectual property developed in foreign countries, which may have laws that materially differ from those in the United States;

•	communication delays between our main development center in Redwood Shores, California and our development centers in India, the Netherlands and the United Kingdom as a result of time zone differences, which may delay the development, testing or release of new products;

•	greater difficulty in relocating existing trained development personnel and recruiting local experienced personnel, and the costs and expenses associated with such activities; and

•	increased expenses incurred in establishing and maintaining office space and equipment for the development centers.

     Additionally, our international operations as a whole are subject to a number of risks, including the following:

•	greater risk of uncollectible accounts and longer collection cycles;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business because we do not engage in any hedging activities; and

•	general economic and political conditions in these foreign markets.

     These factors and other factors could harm our ability to gain future international revenues and, consequently, materially impact our business, results of operations and financial condition. Our failure to manage our international operations and the associated risks effectively could limit the future growth of our business. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources.

If we are not able to adequately protect our proprietary rights, third parties could develop and market products that are equivalent to our own, which would harm our sales efforts.

     Our success depends upon our proprietary technology. We believe that our product developments, product enhancements, name recognition and the technological and innovative skills of our personnel are essential to establishing and maintaining a technology leadership position. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights.

     However, these legal rights and contractual agreements may provide only limited protection. Our pending patent applications may not be allowed or our competitors may successfully challenge the validity or scope of any of our six issued patents or any future issued patents. Our patents alone may not provide us with any significant competitive advantage, and third parties may develop technologies that are similar or superior to our technology or design around our patents. Third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. We cannot easily monitor any unauthorized use of our products, and, although we are unable to determine the extent to which piracy of our software products exists, software piracy is a prevalent problem in our industry in general.

     The risk of not adequately protecting our proprietary technology and our exposure to competitive pressures may be increased if a competitor should resort to unlawful means in competing against us. We recently filed a complaint against Ascential Software Corporation in which we asserted that Ascential, and a number of former Informatica employees recruited and hired by Ascential, misappropriated our trade secrets, including sensitive products and marketing information and detailed sales information regarding existing and potential customers and unlawfully used that information to benefit Ascential in gaining a competitive advantage against us. In July 2003, we settled this lawsuit with Ascential. The settlement includes a consent judgment being entered against Ascential, and a permanent injunction enjoining Ascential from using, or further disseminating, confidential, sensitive Informatica information and materials. Ascential also agreed to pay Informatica a sum of $1.6 million.

     We have entered into agreements with many of our customers and partners that require us to place the source code of our products into escrow. Such agreements generally provide that such parties will have a limited, non-exclusive right to use such code if: (1) there is a bankruptcy proceeding by or against us; (2) we cease to do business; or (3) we fail to meet our support obligations. Although our agreements with these third parties limit the scope of rights to use of the source code, we may be unable to effectively control such third-party’s actions.

     Furthermore, effective protection of intellectual property rights is unavailable or limited in various foreign countries. The protection of our proprietary rights may be inadequate and our competitors could independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

     We may be forced to initiate litigation in order to protect our proprietary rights. For example, on July 15, 2002, we filed a patent infringement lawsuit against Acta Technology, Inc. Although this lawsuit is in the early stages, litigating claims related to the enforcement of proprietary rights can be very expensive and can be burdensome in terms of management time and resources, which could adversely affect our business and operating results.

We may face intellectual property infringement claims that could be costly to defend and result in our loss of significant rights.

     As is common in the software industry, we have received and may continue from time to time to receive notices from third parties claiming infringement by our products of third-party patent and other proprietary rights. Third parties could claim that our current or future products infringe their patent or other proprietary rights. As the number of software products in our target markets increases and the functionality of these products further overlaps, we may become increasingly subject to claims by a third party that our technology infringes such party’s proprietary rights. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could adversely affect our business, financial condition and operating results. Although we do not believe that we are currently infringing any proprietary rights of others, legal action claiming patent infringement could be commenced against us, and we may not prevail in such litigation given the complex technical issues and inherent uncertainties in patent litigation. The potential effects on our business that may result from a third-party infringement claim include the following:

•	we may be forced to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, or at all;

•	we may be required to indemnify our customers or obtain replacement products or functionality for our customers;

•	we may be forced to significantly increase our development efforts and resources to redesign our products as a result of these claims; and

•	we may be forced to discontinue the sale of some or all of our products.

We may engage in future acquisitions or investments that could dilute our existing stockholders, or cause us to incur contingent liabilities, debt or significant expense.

     From time to time, in the ordinary course of business, we may evaluate potential acquisitions of, or investments in, related businesses, products or technologies. For example, we recently acquired Striva in September 2003, and we invested $500,000 in a private company that is still in the development stage of its business cycle. Future acquisitions and investments like these could result in the issuance of dilutive equity securities, the incurrence of debt or contingent liabilities, or the payment of cash to purchase equity securities from third parties. There can be no assurance that any strategic acquisition or investment, including Striva, will succeed.

Delaware law, as well as our certificate of incorporation and bylaws, contains provisions that could deter potential acquisition bids, which may adversely affect the market price of our common stock, discourage merger offers and prevent changes in our management or Board of Directors.

     Our basic corporate documents and Delaware law contain provisions that might discourage, delay or prevent a change in the control of Informatica or a change in our management. In addition, we have adopted a stockholder rights plan. Under the plan, we issued a dividend of one right for each outstanding share of common stock to stockholders of record as of November 12, 2001, and such rights will become exercisable only upon the occurrence of certain events. Because the rights may substantially dilute the stock ownership of a person or group attempting to take us over without the approval of our Board of Directors, the plan could make it more difficult for a third party to acquire us — or a significant percentage of our outstanding capital stock — without first negotiating with our Board of Directors regarding such acquisition.

     Our bylaws provide that we have a classified Board of Directors, with each class of directors subject to re-election every three years. This classified board has the effect of making it more difficult for third parties to insert their representatives on our Board of Directors and gain control of Informatica. These provisions could also discourage proxy contests and make it more difficult for our stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

We may need to raise additional capital in the future, which may not be available on reasonable terms to us, if at all.

     We may not generate sufficient revenue from operations to offset our operating or other expenses. As a result, in the future, we may need to raise additional funds through public or private debt or equity financings. We may not be able to borrow money or sell more of our equity securities to meet our cash needs. Even if we are able to do so, it may not be on terms that are favorable or reasonable to us. If we are not able to raise additional capital when we need it in the future, our business could be seriously harmed.

Business interruptions could adversely affect our business.

     Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in the State of California are currently subject to electrical blackouts as a consequence of a shortage of available electrical power, which occurred during 2001. In the event these blackouts are reinstated, they could disrupt the operations of our affected facilities. In connection with the shortage of available power, prices for electricity may continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could in turn hurt our profitability. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could have a material adverse effect on our business.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated into this prospectus by reference include “forward-looking statements” within the meaning of the federal securities laws, particularly statements referencing our expectations relating to service revenues, cost of revenues, operating expenses and international expansion; the sufficiency of our cash balances and cash flows for the next twelve months; potential investments of cash or stock to acquire or invest in complementary businesses, products or technologies; the impact of recent changes in accounting standards; and assumptions underlying any of the foregoing. In some cases, forward-looking statements can be identified by the use of terminology such as “may,” “will,” “expects,” “intends,” “plans,” “anticipates,” “estimates,” “potential,” or “continue,” or the negative thereof or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements contained herein are reasonable, these expectations or any of the forward-looking statements could prove to be incorrect, and actual results could differ materially from those projected or assumed in the forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to risks and uncertainties, including but not limited to the factors set forth under the heading “Risk Factors” on page 6 of this prospectus. All forward-looking statements and reasons why results may differ included in this prospectus are made as of the date hereof, and we assume no obligation to update any such forward-looking statements or reasons why actual results may differ.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares.

SELLING STOCKHOLDERS

     The following table sets forth the number of shares owned by each of the selling stockholders as of October 7, 2003, and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of their ownership of the shares or other securities of Informatica. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by each of the selling stockholders. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

Shares
Beneficially Owned(1)

			Number of Shares Which
	Number of Shares		May Be Sold Pursuant to
Name of Selling Stockholder	Beneficially Owned	Percentage(2)	This Prospectus (3)(4)

Advanced Technology Ventures VII, L.P. (5)	918,474	1.10%	918,474
Advanced Technology Ventures VII (B), L.P. (5)	36,859	*	36,859
Advanced Technology Ventures VII (C), L.P. (5)	17,717	*	17,717
ATV Entrepreneurs VII, L.P. (6)	5,474	*	5,474
ATV Alliance 2001, L.P. (6)	5,925	*	5,925
ATV Alliance 2002, L.P. (6)	2,963	*	2,963
BMC Software, Inc. (7)	37,559	*	37,559
GCA Investments 2000 (8)	2,479	*	2,479
GCA Investments 2002 (8)	5,486	*	5,486
GC&H Investments, LLC	5,486	*	5,486
Leapfrog Ventures, L.P. (9)	783,363	*	783,363
Silicon Valley BancVentures, L.P. (10)	107,780	*	107,780
Silicon Valley Bancshares (11)	14,132	*	14,132
Ulrich Althen (12)	3,397	*	1,632
Robert Anderson (12)(13)	201,847	*	201,847
Paul Bach (14)	234,358	*	234,358
Tina Bearne	512	*	511
Tina Clements	280	*	280
Neil Clifford (12)	1,371	*	622
Gordon J. Collins (12)	2,193	*	1,127
Nicholas Cook (12)	1,875	*	1,166
Paul Daws (12)	1,641	*	562
Miguel Fernandez (12)	1,290	*	661
Ross Ferrand (12)	1,138	*	496
Christopher Harris (12)	2,498	*	933
Patrick Hayward (12)	2,027	*	738
Paul Hopkins (12)	1,259	*	628
Colin Humphreys (12)	41,961	*	41,961
Michael Knowles	933	*	933

Shares
Beneficially Owned(1)

	Number		Number of Shares Which
	of Shares		May Be Sold Pursuant to
Name of Selling Stockholder	Beneficially Owned	Percentage(2)	This Prospectus (3)(4)

Richard E. Neff	1,219	*	1,219
Dale Norman (12)	1,373	*	700
Michael Pliner	41,757	*	5,593
Keith Pryke (12)	1,481	*	738
Terrence J. Reilly	2,913	*	2,913
David Richmond (12)(13)	443,078	*	443,078
Rod Richmond (12)	1,783	*	793
Richard Spencer (12)(13)	255,372	*	255,372
Jim Titmuss	443	*	443
Chang-Yung Tung	3,856	*	3,856
Michael Young	40,962	*	40,962
Christopher Webb (12)	2,020	*	2,020
Total	3,238,534	*	3,189,839

*	Less than 1% of our outstanding common stock.

     (1)  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of October 7, 2003 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned. The number of shares shown in the table includes, in the aggregate, options to purchase 53,206 shares of Informatica Common Stock.

     (2)  Percentage of beneficial ownership is based on 83,794,020 shares of our common stock that were outstanding as of October 6, 2003.

     (3)  This registration statement also covers any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

     (4)  Includes an aggregate of 531,750 shares of common stock beneficially owned by the selling stockholders that have been deposited in escrow pursuant to the Agreement and Plan of Merger dated as of September 11, 2003 by and among Informatica Corporation, Stopwatch Acquisition Corporation, Striva Corporation and Pete Sinclair as Stockholder Representative, as amended, to secure the indemnification obligations of Striva Corporation thereunder (the “Escrow Shares”). Such escrow will expire on March 29, 2005 to the extent no claims on the Escrow Shares remain outstanding as of such date.

     (5)  Steven N. Baloff holds voting or dispositive power over the shares held by Advanced Technology Ventures VII, L.P., Advanced Technology Ventures VII (B), L.P. and Advanced Technology Ventures VII (C), L.P.

     (6)  April E. Evans holds voting or dispositive power over the shares held by ATV Entrepreneurs VII, L.P. and ATV Alliance 2001, L.P. and ATV Alliance 2002, L.P.

     (7)  BMG Software, Inc. is a publicly held company.

     (8)  Clifford S. Robbins and John W. Hellingsworth hold voting or dispositive power over the shares held by GCA Investments 2000 and GCA Investments 2002.

     (9)  Mark Dubovoy, Peter Rip and Peter Sinclair, in their capacities as managing members of Leapfrog Management, the general partner of Leapfrog Ventures, L.P., hold voting or dispositive power over the shares held by Leapfrog Ventures, L.P.

     (10)  Aaron Gershenberg and Douglas Hamilton hold voting or dispositive power over the shares held by Silicon Valley BancVentures, L.P.

     (11)  Silicon Valley Bancshares is a publicly held company. Silicon Valley Bancshares has two affiliations with two registered broker-dealers: (a) Alliant Partners, which is a member of the National Association of Securities Dealers and a wholly-owned subsidiary of Silicon Valley Bancshares and (b) SVB Securities, which is a member of the National Association of Securities Dealers and an indirect wholly-owned subsidiary of SVB. At the time of the acquisition of the shares described in the table above, Silicon Valley Bancshares did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares. No other selling stockholders are affiliates of broker-dealers.

     (12)  This individual is a non-executive employee of Informatica.

     (13)  Pursuant to an agreement with Informatica, a portion of these shares is subject to a right of repurchase of Informatica.

     (14)  Pursuant to an agreement with Informatica, a portion of Mr. Bach’s shares is subject to trading restrictions.

PLAN OF DISTRIBUTION

     We are registering all shares of common stock (the “Shares”) on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Informatica in making decisions with respect to the timing, manner and size of each sale.

     The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (1) market prices prevailing at the time of sale, (2) prices related to the prevailing market prices or (3) negotiated prices. The selling stockholders may sell some or all of their Shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

•	in privately negotiated transactions.

     To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

•	sell our common stock short and redeliver the Shares to close out such short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

•	loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as “underwriters” within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers’ commissions, discounts or concessions may qualify as underwriters’ compensation under the Securities Act. If the selling stockholders qualify as “underwriters,” they will be subject to the prospectus delivery requirements of Section 153 of the Act, which may include delivery through the facilities of the NASD. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

     In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of Shares is made, if required, a prospectus supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     The sale of Shares by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions they have with us. There can be no assurance that the selling stockholders will sell all or any of the Shares.

     We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act. In return, these selling stockholders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

     We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) the first date upon which all Shares then held by the selling stockholder may be sold under Rule 144 without any limitation on the amount of such shares sold, or (2) such time as all Shares have been sold hereunder. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time any unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon by Wilson Sonsini Goodrich & Rosati, Palo Alto, California, counsel to Informatica.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K/A and the financial statement schedule (included in Form 10-K) for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

•	GOVERNMENT FILINGS. We file annual, quarterly and special reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document that we file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC’s web site at http://www.sec.gov.

•	STOCK MARKET. Our common stock is traded on the Nasdaq National Market. Material that we file with Nasdaq can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

•	INFORMATION INCORPORATED BY REFERENCE. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

INFORMATION INCORPORATED BY REFERENCE

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

1.	Our Annual Report on Form 10-K (including Form 10-K/A) for the fiscal year ended December 31, 2002.

2.	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003.

3.	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

4.	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

5.	Our Current Report on Form 8-K filed on October 7, 2003.

6.	The description of our common stock, which is contained in our registration statement on Form 8-A filed on April 26, 1999.

     You may request free copies of these filings by writing or telephoning us at the following address:

Informatica Corporation
2100 Seaport Boulevard
Redwood City, California 94063
Attention: Investor Relations
(650) 385-5000

     You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

     The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (“SEC”) registration fee.

Amount To Be
Paid by
Registrant

SEC registration fee	$2,190
Legal fees and expenses	15,000
Accounting fees and expenses	7,500
Miscellaneous expenses	5,310

Total	$30,000

Item 15. Indemnification of Directors and Officers

     Under Section 145 of the General Corporate Law of the State of Delaware, we have broad powers to our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Our Amended and Restated Bylaws also provide for mandatory indemnification of our directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

     Our Amended and Restated Certificate of Incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other laws, such as the securities laws or state or federal environmental laws. We maintain a policy of directors’ and officers’ liability insurance that insures our directors and officers against the costs of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits and Financial Schedules

(a) Exhibits:

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated September 11, 2003, by and among Informatica, Stopwatch Acquisition Corporation and Striva Corporation, as amended. (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1†	Power of Attorney.

99.1†	2001 Agreement by and between Informatica and Mr. Earl Fry.

† Previously filed.

(1) Incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003.

(b) Financial Statement Schedules

      None.

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement No. 333-109683 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on January 30, 2004.

Informatica Corporation

By:	/s/ Gaurav S. Dhillon

Gaurav S. Dhillon
Chief Executive Officer, President and Director

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement No. 333-109683 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gaurav S. Dhillon Gaurav S. Dhillon	Chief Executive Officer, President and Director (Principal Executive Officer)	January 30, 2004

Earl E. Fry* Earl E. Fry	Chief Financial Officer, Executive Vice President and Secretary (Principal Financial Officer and Principal Accounting Officer)	January 30, 2004

David Pidwell* David Pidwell	Director	January 30, 2004

A. Brooke Seawell	Director	January 30, 2004

Janice D. Chaffin* Janice D. Chaffin	Director	January 30, 2004

Mark A. Bertelsen* Mark A. Bertelsen	Director	January 30, 2004

Carl James Yankowski* Carl James Yankowski	Director	January 30, 2004

*By: /s/ Guarav S. Dhillon Guarav S. Dhillon (Attorney-in-Fact)

EXHIBIT INDEX

Exhibit
Number	Description of Document

2.1	Agreement and Plan of Merger, dated September 11, 2003, by and among Informatica, Stopwatch Acquisition Corporation and Striva Corporation, as amended. (1)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation regarding the legality of the securities being registered.

23.1	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Ernst & Young LLP, independent auditors.

24.1†	Power of Attorney.

99.1†	2001 Agreement by and between Informatica and Mr. Earl Fry.

† Previously filed.

(1) Incorporated by reference to Exhibits 2.1, 2.2 and 2.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003.